CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated January 28, 2025, and each included in this Post-Effective Amendment No. 371 to the Registration Statement (Form N-1A, File No. 033-42484) of The Advisors’ Inner Circle Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated November 26, 2024, with respect to the financial statements and financial highlights of the Edgewood Growth Fund (one of the funds constituting The Advisors’ Inner Circle Fund) included in the Annual Report to Shareholders (Form N-CSR) for the year ended September 30, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

January 28, 2025